FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 16, 2005.
2.	Press release dated May 16, 2005.
3.	Press release dated May 17, 2005.
4.	Press release dated May 23, 2005.
5.	Press release dated May 31, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 31, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

ITEM 1

ARM BRINGS BEST-IN-CLASS AUDIO SOLUTIONS TO
PORTABLE CONSUMER DEVICES

OptimoDE data processing technology enables ultra power efficient, multi-standard digital audio codec support for devices such as MP3 players

CAMBRIDGE, UK – May 16 2005 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] announced today at the Spring Processor Forum in San Jose, Calif., the ARM® OptimoDE ™ Audio Edition embedded data processing technology optimized for the efficient implementation of digital audio in embedded devices.

The new configuration of the ARM OptimoDE data engine technology has been specifically developed to improve the efficiency of digital audio recording and playback in products such as hard disk and flash memory-based portable media players and mobile phones, enabling consumers to enjoy their music content for up to 40 percent longer from a given battery charge.

“Consumers are demanding an ever more advanced, portable entertainment experience from devices that must be compact, lightweight and capable of delivering extreme power efficiency,” said Steve Steele, director of Data Engines business development, ARM. “ The OptimoDE Audio Edition enables ARM Partners to develop innovative ARM Powered® consumer products that meet these demands and enhance the user experience.”

At the heart of the OptimoDE Audio Edition is the AudioDE™ data processing engine which is compatible with all leading software codecs for multimedia applications such as MP3, WMA, AAC, and AC3. The AudioDE microarchitecture is finely tuned to the digital audio domain, resulting in highly efficient processing and very low power. For example, for 320Kbits/s stereo MP3 decode the core requires just 0.8mW (Artisan TSMC CL013GSFG, Operating voltage=1.2V)

ESPICO, an industry leading supplier of audio codecs, is the lead software Partner for the ARM OptimoDE Audio Edition technology. ESPICO will develop and market a variety of standards-based audio software codecs that will be optimized to run on ARM OptimoDE embedded signal-

processing data engines. Together, ESPICO and ARM will offer complete solutions for OEMs developing embedded systems for portable audio devices, satisfying their requirements for long battery life and the ability to play music files in multiple audio formats.

“AudioDE technology represents a step change in the silicon and power efficiency available from a software implementation,” said Cliff Parris, CEO, ESPICO. “The agreement between ESPICO and ARM enables both companies to focus on our core competencies and stay at the leading edge of our areas of expertise. In this way, we bring a more complete, technically superior offering to our customers, in the fastest possible time.”

The new ARM AudioDE data engine is provided with a reference sub-system design for simple SoC integration as a data-driven peripheral. This configuration enables the AudioDE data engine to be completely shut down in devices where music playback is a secondary function (e.g. cellphones with a built-in music player) thereby saving power and enabling memory resources to be redeployed.

About OptimoDE Data Engines
ARM OptimoDE data engine technology is licensable intellectual property with an associated tool environment.  OptimoDE technology is a configurable VLIW-styled architecture targeted at high-performance embedded signal processing applications. The tool environment enables the designer to configure and extend the type and number of data path resource units. The size and topology of local storage and the level of interconnect are also fully configurable. OptimoDE data engines are programmed in either C or C++ and are provided with a sophisticated C compiler and profiling analysis tools.

Both the OptimoDE Audio Edition and the OptimoDE Standard Edition are available now for licensing from ARM.

 About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. OptimoDE and AudioDE are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 2

ARM ANNOUNCES CLASS-LEADING BDTI DSP SCORES FOR THE
ARM1136J-S PROCESSOR

BDTI Benchmark results confirm that the ARM1136J-S processor achieves 25 percent better performance than the competition

CAMBRIDGE , UK – May 16, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced the availability of the full BDTI Benchmark™ scores for the ARM1136J-S™ processor. When compared to the nearest competitive solution, the ARM1136J-S processor shows a 25 percent better performance even at a lower clock speed.

“The ARM1136J-S processor has class-leading signal-processing speed. A preliminary analysis of BDTI Benchmark results showed that at 350 MHz, the ARM1136J-S processor is approximately 25 percent faster than a 370 MHz MIPS 24Kc processor with the DSP ASE extensions,” said John Cornish, director, Product Marketing, ARM.

The ARM1136J-S processor certified results and the competitor comparison have been produced by Berkeley Design Technology, Inc (BDTI), a trusted industry resource for independent competitor analysis. The BDTI Benchmarks are a de facto industry standard for benchmarking processor signal processing performance. The BDTI Benchmarks are a suite of 12 algorithm kernels which represent key signal processing operations found in today’s voice, audio and video codecs, which are independently developed and verified by BDTI.

The ARM1136J-S processor achieved a BDTIsimMark2000™ score of 1230 at 350MHz. The table below shows the benchmark results of the ARM1136J-S processor compared to the preliminary benchmarks results for the MIPS 24Kc processor with DSP ASE extensions, announced earlier this year.

Processor	Clock rate	Relative performance*
ARM9E™	220 MHz	1
ARM11™	350 MHz	3.1

MIPS32 24Kc with DSP ASE	370 MHz	2.5

* Preliminary analysis of the MIPS 24Kc processor with DSP ASE, and relative performance comparison shown here are based on average speed for four simple benchmarks. These results may not be representative of performance on more complex tasks. The results for all cores are based on worst-case clock speeds for the TSMC CL013G process. Results© 2005 BDTI.

“BDTI’s independent performance benchmarking results clearly show that the ARM11 processor family outperforms the competition,” said Cornish. “The ARM11 processor family has a leading position in the mobile and home entertainment markets; it delivers the highest levels of performance and power efficiency at comparable die area.”

The ARM11 processor family delivers up to 550MHz of performance with die area as low as 2.2mm2 and power as low as 0.24 mW/MHz using 130nm foundry processes. The ARM11 processor family has achieved some 30 licenses, with companies such as Freescale, LSI Logic, Broadcom and Texas Instruments and is supported by the ARM® Connected Community of more than 300 third-party software, tools and systems companies.

The ARM11 processor family targets a broad range of consumer markets and introduces new technologies to address the needs of emerging applications. These new technologies include SIMD for media processing, Thumb®-2 core technology to enhance code efficiency, TrustZone™ technology for security, Intelligent Energy Manager (IEM) and multi-processing for systems that require very high and scalable levels of performance to over 2,600 Dhrystone 2.1 MIPS. The ARM11 family includes the ARM1136J(F-S)™ processor, the ARM1156T2(F-S)™ processor, the ARM1176JZ(F-S)™ processor and the ARM11 MPCore™ multiprocessor.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit

RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products.  Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Thumb are registered trademarks of ARM Limited. ARM9E, ARM11, ARM1136J-S, ARM1136J(F)-S, ARM1156T2(F-S), ARM1176JZ(F)-S, MPCore and TrustZone are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 3

TECHNOLOGY BREAKTHROUGHS AND INDUSTRY NETWORKING TAKE
CENTER STAGE AT ARM DEVELOPERS’ CONFERENCE

CAMBRIDGE, UK – May 17, 2005 – ARM [(LSE:ARM)]; (Nasdaq:ARMHY)], today announced that the second annual ARM Developers’ Conference will take place October 4-6, 2005, at the Santa Clara Convention Center, Santa Clara, Calif. This event will bring all ARM® Partners together under one roof to focus on industry collaboration, innovative demonstrations and technology breakthroughs for ARM Powered® products. Silicon and system-on-chip (SoC) developers from across the industry will benefit from one-on-one exposure to OEMs, as well as networking opportunities with EDA, foundry, software, tools, systems and other ARM IP Partners.

The inaugural 2004 conference drew a crowd of approximately 2,000 attendees, and 2005 attendance is expected to be even higher. Attendees at this year’s conference can expect valuable networking opportunities on par with those experienced by last year’s attendees. The conference will include presentations, workshops for hands-on ARM architecture training and new for 2005, presentations on physical IP solutions for nanometer design. Attendees will have a chance to meet face-to-face with top engineers, architects and decision makers from leading companies, which gives them unique access to some of the most influential people in the industry.

 “The ARM Developers’ Conference will provide attendees with strategic insight and best practices on how to gain the broadest level of market differentiation for ARM technology-based products,” said Mark Templeton, chief strategy officer and president, ARM Inc. “ARM, together with its Connected Community Partners, will demonstrate the latest solutions for the ARM architecture at the conference, providing developers with first-rate technical and networking opportunities.”

Specifically, the conference will highlight the following:

Hands-on Experience:

  Through the extensive Connected Community of OEMs, Silicon Partners, EDA, tools vendors and other third parties, attendees will be able to view and test proven solutions and services for a broad range of leading applications including: automotive, consumer entertainment, imaging, networking, security, storage and wireless.

  Half-day workshops will offer must-have tutorials for everything from writing efficient code to debugging and implementing advanced verification methodologies.

Business Networking:

  The exhibitions hall will be comprised of industry-leading companies and technical experts throughout the entire semiconductor design chain - including providers of silicon, software, development tools, design tools and services, operating environments, training and support, and systems.

General Registration:

  Registration opens June 1, 2005 on http://www.rtcgroup.com/arm/register_step1.php

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141
Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

ITEM 4

Embargoed until 3pm BST on 23 May 2005

ARM HOLDINGS PLC
ANALYST AND INVESTOR DAYS

Monday 23 May in New York
Tuesday 24 May in London

CAMBRIDGE, UK, 23 May 2005 — ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] will be hosting analyst and investor presentations today in New York and tomorrow in London.

The presentations will cover the following topics:

1.	Strategic overview (Warren East, CEO)

2.	Physical IP Division insight (Mark Templeton, Chief Strategy Officer)

3.	Royalty outlook for the original ARM business (Mike Inglis, EVP Marketing)

In relation to the royalty outlook for the original ARM business, the presentation includes reference for the first time to an internal target for unit shipments of 4.5bn by 2010. This internal target is based on a variety of assumptions and dependent on a number of external market factors, which are outlined further in the presentation. It is for guidance only and is not intended to be a forecast.

No additional material new information will be disclosed during these meetings. Copies of the presentations will be available on the company’s website www.arm.com from 3pm BST / 10am EDT on Monday 23 May.

Ends

CONTACTS:

Tim Score
ARM Holdings plc	+ 44 (0)1628 427800

Sarah Marsland/ James Melville-Ross/ Juliet Clarke
Financial Dynamics	+ 44 (0) 207 831 3113

Venues:

The New York presentation will begin at 10am EDT on Monday 23 May and be held at Morgan Stanley, The North Room, 41st Floor, 1585 Broadway, Times Square, New York

The London presentation will start at 10am BST on Tuesday 24 May and be held at The Institution of Electrical Engineers, Savoy Place, London WC2R 0BL.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ITEM 5

NVIDIA AND ARM ANNOUNCE LICENSING AGREEMENT TARGETED AT NEXT-GENERATION CONSUMER DEVICES AND PLATFORMS

SANTA CLARA, CA, AND CAMBRIDGE, UK – May 31, 2005 – NVIDIA Corporation (Nasdaq: NVDA), a worldwide leader in graphics and digital media processors, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that NVIDIA has licensed the ARM11™ MPCore™ processor. The licensing of this ARM® technology will enable NVIDIA to add application processing functionality to its outstanding graphics and digital media processing capabilities in new system-on-chip (SoC) designs.

“Rich media applications are an essential part of next-generation consumer products,” said Jen-Hsun Huang, president and CEO of NVIDIA. “By embedding ARM technology in our next-generation products, we can leverage the strength of ARM technology as the application processor and deliver exciting new devices and media rich applications to consumers.”

“NVIDIA has made a strategic decision by selecting ARM processor technology for use in their next-generation digital media products,” said Warren East , CEO, ARM. “The ARM11 MPCore processor, combined with NVIDIA industry-leading graphics and media technology, will deliver new levels of entertainment and innovation to the consumer market, and represents further support for the award-winning ARM11 family of processors.”

The ARM11 MPCore processor includes the ARM SIMD media extensions, IEM (Intelligent Energy Manager) technology for efficient energy management, and Jazelle® technology for Java acceleration. The processor runs at up to 550MHz, uses less than 2.7mm2 of silicon excluding RAM, and consumes as little as 0.30mW/MHz using ARM IEM technology, (130nm foundry process). The processor features a high-performance memory system delivering more than 1.3 GBytes/sec and scalability to over 2,600 Dhrystone 2.1 MIPS of aggregate performance in a cache coherent, four way configuration

“Multicore processors are gaining momentum in both the embedded and desktop worlds because they combine scalable high performance and lower power,” said Tom R. Halfhill, a senior analyst for In-Stat’s Microprocessor Report. “The trend is clearly toward flexible processor cores, like the ARM11 MPCore processor, which can be used in a uniprocessor, symmetric or asymmetric multiprocessor configurations.”

About NVIDIA
NVIDIA Corporation is a worldwide leader in graphics and digital media processors. The Company’s products enhance the end-user experience on consumer and professional computing devices. NVIDIA graphics processing units (GPUs), media and communications processors (MCPs), and wireless media processors (WMPs) have broad market reach and are incorporated into a variety of platforms, including consumer and enterprise PCs, notebooks, workstations, PDAs, mobile phones, and video game consoles. NVIDIA is headquartered in Santa Clara , California and employs more than 2,100 people worldwide. For more information, visit the Company’s Web site at www.NVIDIA.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products.  Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Certain statements in this press release including, but not limited to, the benefits of the license to NVIDIA and the benefits, capabilities and performance of new products utilizing ARM technology are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, manufacturing defects, incompatibility of technologies, delays in integration of our products, market acceptance of new products, the impact of competitive products and pricing alternatives, changes in industry standards and interfaces, and other risks detailed from time to time in the NVIDIA reports filed with the Securities and Exchange Commission including its Form 10-K for the fiscal year ended January 30, 2005. These forward-looking statements speak only as of the date hereof. NVIDIA disclaims any obligation to update these forward-looking statements.

# # #

ARM, Jazelle and RealView are registered trademarks of ARM Limited. ARM11 and MPCore are trademarks of ARM Limited. NVIDIA is a registered trademark of NVIDIA Corporation in the United States and other countries. Al l other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.